15045360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 18 2015
Wash. D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMAC BEVERAGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 W. WIEUCA ROAD
(No. and Street)

ATLANTA	GA	30342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMAC BEVERAGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 W. WIEUCA ROAD
(No. and Street)

ATLANTA	GA	30342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMAC Beverage Securities, LLC

Financial Statements
For the Period Ended December 31, 2014
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

We have audited the accompanying financial statements of OMAC Beverage Securities LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. OMAC Beverage Securities LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMAC Beverage Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of OMAC Beverage Securities LLC financial statements. The information is the responsibility of OMAC Beverage Securities LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 13, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	19,376
Due from related party		6,681
Prepaid expenses and other assets		7,107
Total Assets		33,164

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable		920
Total Liabilities		920
MEMBERS' EQUITY		32,244
Total Liabilities and Members' Equity	$	33,164

The accompanying notes are an integral part of these financial statements.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Investment banking	$	6,000
Total revenues		6,000
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		14,493
Professional services		17,757
Advertising and marketing		11,883
Occupancy and equipment		5,314
IT, data and communications		2,128
Licenses and registration		1,823
Other operating expenses		7,264
Total expenses		60,662
NET LOSS	$	(54,662)

The accompanying notes are an integral part of these financial statements.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

		Total
Balance, January 1, 2014	$	66,906
Members' contributions		20,000
Net loss		(54,662)
Balance, December 31, 2014	$	32,244

The accompanying notes are an integral part of these financial statements.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(54,662)
Adjustments to reconcile net income to net cash provided by operations:		
Change in due from related party		(6,681)
Change in prepaid expenses and other assets		(3,855)
Change in accounts payable		(820)
Change in due to related party		(15,964)
NET CASH USED BY OPERATING ACTIVITIES		(81,982)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET DECREASE IN CASH		(61,982)
CASH BALANCE:		
Beginning of period		81,358
End of period	$	19,376

The accompanying notes are an integral part of these financial statements.

OMAC BEVERAGE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: OMAC Beverage Securities, LLC (the "Company"), a Georgia limited liability company, was organized in April 2012 and became a broker-dealer in October 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Georgia and Missouri, and its customers are located throughout the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is subject to U.S. federal income tax examination by tax authorities for years since inception.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 13, 2015, which is the date the financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Revenue Recognition: Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments: The Company's financial instruments, including cash and cash equivalents, prepaid expenses and other assets, accounts payable and due from related party, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $18,456, which was $13,456 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .0498 to 1.0.

NOTE C – RELATED PARTIES

The Company has an expense sharing agreement with a related company. Under the terms of the services agreement, the Company pays the affiliated company for personnel services and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2014 was approximately $39,000. The balance due from related party on the accompanying statement of financial condition arose from the services agreement.

NOTE D – CONCENTRATION

The investment banking revenue was earned from one customer.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

SUPPLEMENTAL INFORMATION

OMAC BEVERAGE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total Members' equity	$	32,244
Less:		
Due from related party		(6,681)
Prepaid expenses and other assets		(7,107)
		(13,788)
Net capital before haircuts		18,456
Less haircuts		-
Net capital		18,456
Minimum net capital required		5,000
Excess net capital	$	13,456
Aggregate indebtedness	$	920
Net capital requirement based on aggregate indebtedness	$	61
Ratio of aggregate indebtedness to net capital		4.98%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

OMAC BEVARAGE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

OMAC
BEVERAGE ■ SECURITIES

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

OMAC Beverage Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________
Name: Sean McLaren
Title: CEO

Kind regards,

Sean McLaren
Managing Director
(w) 404-442-8760
(c) 404-536-8385

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) OMAC Beverage Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which OMAC Beverage Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) OMAC Beverage Securities LLC stated that OMAC Beverage Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OMAC Beverage Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OMAC Beverage Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 13, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC